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                                                             Filed by ITXC Corp.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of the
                                                          Securities Act of 1934

                                                     Subject Company: ITXC Corp.
                                                  Commission File No.: 333-44248

                                                                         Contact
                                                                Jennifer Cannell
                                                                       ITXC Corp
                                                                 +1.609.750.3276
                                                               jcannell@itxc.com
                                                               -----------------


   ITXC Traffic for Labor Day Weekend More Than Five Times Greater Than 1999

  Carrier Sees Acceleration in Migration of Voice to the Internet as Tier One
               Carriers and RBOCs Join the Wholesale Customer Mix

For immediate release, September 5, 2000 - Princeton, NJ - ITXC Corp(R) (NASDAQ:
ITXC) reported that its network, ITXC.net(TM), carried 10,858,000 minutes of voice traffic over the three day Labor Day weekend, 552% of the 1,965,000 minutes carried on the network during the same holiday in 1999. ITXC.net is the largest Internet telephony network in the world with 273 IP points of presence in 155 cities and 63 countries as of Sept. 1, 2000. ITXC is the largest wholesaler of Internet telephony and reported revenues of over $18.7 million dollars for the quarter ended June 30, 2000.

"We believe all voice traffic will be on the Internet by 2010 just as all email is today," said ITXC Chairman and CEO Tom Evslin. "The trend is accelerating and will, I believe, continue to accelerate until the migration is complete. This migration is bad news for carriers dependent on the legacy international phone network who are suffering from both declining market share and declining margins; it can be good news for carriers, like our customers, who are quick to take advantage of Internet telephony. The migration is great news for the Internet telephony industry which has both increasing gross margins and market share. ITXC has reported a gross margin profit since the final quarter of 1999."

Evslin attributes the increase in ITXC's traffic since last Labor Day to four factors:
  1.  Growth in capacity and reach of ITXC.net;
  2. Increased phone-to-phone traffic from major carriers (thirteen of the fourteen largest international carriers in the US, many competitive carriers in Europe, and thirteen PTTs worldwide are under contract to send traffic over ITXC.net);
  3. Increased phone-to-phone traffic from US RBOCs (RBOCs are increasingly allowed to originate long distance and international calls and have no legacy international networks to protect);
  4. Increased web-to-phone traffic from web portals.

Typically callers are not aware that their phone-to-phone calls are being routed over the Internet; this is a routing choice made by their carriers who use ITXC.net to reduce costs while maintaining the quality their customers expect. ITXC uses its patent-pending BestValue Routing(TM) technology to achieve carrier-grade quality with Internet economics.
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"Most of our traffic now comes from major carriers, PTTs, and RBOCs," said
Evslin. "The quality of service we provide makes it possible for them to take advantage of Internet economics. The highly competitive markets they serve make it necessary for them to do so."
                                      ###
About ITXC Corp:

ITXC Corp (www.itxc.com) is the service providers' service provider for voice on the Internet. ITXC WWeXchange Service(R) provides phone-to-phone wholesale call completion for carriers and resellers. Thirteen out of the top fourteen U.S.- based international carriers, leading European competitive carriers, and thirteen PTTs worldwide have contracted to send their traffic over ITXC.net. ITXC webtalkNOW! Service(SM) enables portals, ISPs, and communications web sites to offer PC-to-phone calling to their customers under their own brands. Both services provide high quality over the public Internet by routing calls on ITXC.net, which is the largest Internet telephony network in the world with 273 points of presence in over 155 cities and 63 countries. Announced carrier affiliates include Ameritech, Bell Atlantic, Cable & Wireless Optus, China Telecom, Interoute, Jitong, Justice, Korea Telecom, PLDT, Telstra, and TRICOM. There are already more than ten announced and unannounced wholesale customers for webtalkNOW!.

Forward looking statements: ITXC may not meet the projections reflected in its forward looking statements due to numerous risks and uncertainties, including, among other factors, the volatile and competitive environment for Internet telephony, changes in domestic and foreign economic, market and regulatory conditions and other risks detailed in ITXC's reports filed from time to time with the SEC.

ITXC Corp and WWeXchange are registered trademarks. ITXC.net, BestValue Routing, and ITXC webtalkNOW! are trademarks and service marks of ITXC Corp. All other trademarks mentioned in this document are the property of their respective owners.

ITXC CORP. HAS FILED A REGISTRATION STATEMENT ON SEC FORM S-4 (COMMISSION FILE NO. 333-44248) IN CONNECTION WITH THE ACQUISITION OF A PRIVATELY-HELD COMPANY, EFUSION, INC., AND THE PARTIES EXPECT TO MAIL A PROXY STATEMENT/PROSPECTUS TO THEIR SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ITXC, EFUSION, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. IN ADDITION TO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, ITXC FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED BY ITXC AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN
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NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT
1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. ITXC'S FILINGS WITH THE COMMISSION ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE COMMISSION AT HTTP://WWW.SEC.GOV.

EFUSION, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM EFUSION'S STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT EFUSION'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

ITXC, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM ITXC'S STOCKHOLDERS IN FAVOR OF THE TRANSACTION. A DESCRIPTION OF ANY INTERESTS THAT IXTC'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.